UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38527

Uxin Limited

1&3/F, No. 12 Beitucheng East Road,

Chaoyang District, Beijing 100029,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

This report on Form 6-K/A amends Uxin Limited’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 30, 2021 to include all information in the press release issued by Uxin Limited regarding the unaudited financial results for the three months ended March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/ Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: September 24, 2021

Exhibit Index

Exhibit 99.1—Press Release